# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Armata Pharmaceuticals, Inc., CIK 0000921114
CUSIP: 04216R102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 5005 MCCONNELL AVE, LOS ANGELES, California (CA), 90066
Date of event which requires filing of this statement: 01/23/2026
Amends the filing with accession number 0000899140-20-000160
Filed by CIK 0001080014
Persons authorized to receive notices and communications: Innoviva, Inc., 1350 Old Bayshore Highway Suite 400, Burlingame, California (CA), 94010, 877-202-1097

## Reporting persons
- Innoviva, Inc. (CIK 0001080014): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 8,710,800; shared voting power 46,756,659; sole dispositive power 8,710,800; shared dispositive power 46,756,659; aggregate amount beneficially owned 55,467,459 (83.1% of the class)
  Comment: (1) Includes 8,710,800 shares of Common Stock owned by the Reporting Persons.
  
  (2) Includes 16,365,969 shares of Common Stock owned by the Reporting Persons, 10,653,847 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons, and 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons (excluding any accrued interest) beneficially owned by the Reporting Persons.
  
  (3) See Item 5.
  
  (4) Based on 36,329,842 shares of Common Stock outstanding as of November 4, 2025, as set forth on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025, plus 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons, excluding any accrued interest, and 10,653,847 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.
- Innoviva Strategic Opportunities LLC (CIK 0001842875): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 16,365,969; shared voting power 46,756,659; sole dispositive power 16,365,969; shared dispositive power 46,756,659; aggregate amount beneficially owned 46,756,659 (70.1% of the class)
  Comment: (1) Includes 16,365,969 shares of Common Stock owned by the Reporting Persons, 10,653,847 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons, and 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons (excluding any accrued interest) beneficially owned by the Reporting Persons.
  
  (2) See Item 5.
  
  (3) Based on 36,329,842 shares of Common Stock outstanding as of November 4, 2025, as set forth on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025, plus 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons, excluding any accrued interest, and 10,653,847 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Armata Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 5005 MCCONNELL AVE, LOS ANGELES, California (CA), 90066
Comment:
This Amendment No. 14 to Schedule 13D ("Amendment No. 14") amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the U.S. Securities and Exchange Commission (the "SEC") by Innoviva, Inc. ("Innoviva") on February 14, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on March 31, 2020 by Innoviva, as further amended and supplemented by Amendment No. 2 filed with the SEC on January 26, 2021 by Innoviva and Innoviva Strategic Opportunities LLC, a wholly-owned subsidiary of Innoviva ("Innoviva Sub"), as further amended and supplemented by Amendment No. 3 filed with the SEC on March 17, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 4 filed with the SEC on April 1, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 5 filed with the SEC on November 1, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 6 filed with the SEC on February 11, 2022 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 7 filed with the SEC on April 1, 2022, as further amended and supplemented by Amendment No. 8 filed with the SEC on January 10, 2023, as further amended and supplemented by Amendment No. 9 filed with the SEC on July 11, 2023, as further amended and supplemented by Amendment No. 10 filed with the SEC on March 4, 2024, as further amended and supplemented by Amendment No. 11 filed with the SEC on November 14, 2024, as further amended and supplemented by Amendment No. 12 filed with the SEC on March 12, 2025, as further amended and supplemented by Amendment No. 13 filed with the SEC on August 12, 2025 (the "Schedule 13D"), with respect to shares of common stock, $0.01 par value per share ("Common Stock") of Armata Pharmaceuticals, Inc., a Washington corporation (the "Issuer"), warrants to acquire additional shares of Common Stock of the Issuer ("Warrants"), and secured convertible debt convertible into Common Stock of the Issuer. Innoviva and Innoviva Sub (collectively, the "Reporting Persons") are filing this amendment to reflect (i) the extension of the maturity date, and certain other amendments, under each of (a) the Convertible Credit Agreement, (b) the July 2023 Credit Agreement, (c) the March 2024 Credit Agreement and (d) the March 2025 Credit Agreement, (ii) the extension of the expiration date under each of (a) the January 2021 Warrant, (b) the March 2021 Warrant, (c) the February 2022 Warrant and (d) the March 2022 Warrant, and (iii) the extension of the expiration date under the Second A&R Voting Agreement (each as defined below).

Except as specifically amended and supplemented by this Amendment No. 14, the Schedule 13D (as amended) remains in full force and effect.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 in Schedule 13D is hereby supplemented as follows:

On January 23, 2026, the Issuer and Innoviva Sub entered into an amendment to each of (i) the secured convertible credit and security agreement, dated as of January 10, 2023, by and among the Issuer, Innoviva Sub and the other parties thereto (as amended, the "Convertible Credit Agreement" and such amendment, the "Fifth Amendment to Convertible Credit Agreement"), which Fifth Amendment to Convertible Credit Agreement extended the maturity date of the Convertible Credit Agreement to June 1, 2027 and amended and restated certain definitions in their entirety; (ii) the credit and security agreement, dated as of July 10, 2023, by and among the Issuer, Innoviva Sub and the other parties thereto (as amended, the "July 2023 Credit Agreement" and such amendment, the "Fourth Amendment to July 2023 Credit Agreement"), which Fourth Amendment to July 2023 Credit Agreement extended the maturity date of the July 2023 Credit Agreement to June 1, 2027 and amended and restated certain definitions in their entirety; (iii) the credit and security agreement, dated as of March 4, 2024, by and among the Issuer, Innoviva Sub and the other parties thereto (as amended, the "March 2024 Credit Agreement" and such amendment, the "Second Amendment to March 2024 Credit Agreement"), which Second Amendment to March 2024 Credit Agreement extended the maturity date of the March 2024 Credit Agreement to June 1, 2027 and amended and restated certain definitions in their entirety; and (iv) the credit and security agreement, dated as of March 12, 2025, by and among the Issuer, Innoviva Sub and the other parties thereto (as amended, the "March 2025 Credit Agreement" and such amendment, the "First Amendment to March 2025 Credit Agreement"), which First Amendment to March 2025 Credit Agreement extended the maturity date of the March 2025 Credit Agreement to June 1, 2027 and amended and restated certain definitions in their entirety.

On January 23, 2026, the Issuer and Innoviva Sub entered into an amendment ("Amendment No. 1 to the Warrants") to each of (i) the warrant certificate, dated as of January 26, 2021, issued by the Issuer in favor of Innoviva Sub (as amended, the "January 2021 Warrant"); (ii) the warrant certificate, dated as of March 17, 2021, issued by the Issuer in favor of Innoviva Sub (as amended, the "March 2021 Warrant"); (iii) the warrant certificate, dated as of February 9, 2022, issued by the Issuer in favor of Innoviva Sub (the "February 2022 Warrant"); and (iv) the warrant certificate, dated as of March 31, 2022, issued by the Issuer in favor of Innoviva Sub (the "March 2022 Warrant", and together with the January 2021 Warrant, the March 2021 Warrant and the February 2022 Warrant, the "Warrants", and each, a "Warrant"), which Amendment No. 1 to the Warrants extended the expiration of each Warrant to January 26, 2031.

On January 23, 2026, the Issuer, Innoviva and Innoviva Sub entered into an amendment to the Second Amended and Restated Voting Agreement, dated as of February 9, 2022, by and among the Issuer, Innoviva and Innoviva Sub (as amended, the "Second A&R Voting Agreement" and such amendment, "Amendment No. 2 to the Second A&R Voting Agreement"), which Amendment No. 2 to the Second A&R Voting Agreement amended and restated the definition of "Expiration Date" to mean the earlier of (i) January 26, 2031 or (ii) approval by the U.S. Food and Drug Administration of any product candidates of the Issuer for marketing and commercial distribution.

On the date of this Amendment No. 14, the Reporting Persons collectively own 25,076,769 shares of Common Stock of the Issuer, warrants to acquire an additional 10,653,847 shares of Common Stock of the Issuer, and the right to acquire an additional 19,736,843 shares of Common Stock of the Issuer upon conversion of the convertible loan (excluding any accrued interest).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 in Schedule 13D is hereby supplemented as follows:

As of the date of filing of this Amendment No. 14, the Reporting Persons collectively may be deemed to have beneficial ownership of 55,467,459 shares of Common Stock, representing approximately 83.1% of the outstanding shares of Common Stock of the Issuer as of the date of this Amendment No. 14 to Schedule 13D, based on 36,329,842 shares of Common Stock outstanding as of November 4, 2025, as set forth on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025, plus 19,736,843 shares of Common Stock issuable upon the conversion of a certain convertible loan held by the Reporting Persons (excluding any accrued interest) and 10,653,847 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

Except as set forth in this Schedule 13D (as amended), the Reporting Persons did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 in Schedule 13D is hereby supplemented as follows:

On January 23, 2026, the Issuer and Innoviva Sub entered into the Fifth Amendment to Convertible Credit Agreement, the Fourth Amendment to July 2023 Credit Agreement, the Second Amendment to March 2024 Credit Agreement and the First Amendment to March 2025 Credit Agreement, pursuant to which certain definitions were amended and restated in their entirety and the maturity dates of the Convertible Credit Agreement, the July 2023 Credit Agreement, the March 2024 Credit Agreement and the March 2025 Credit Agreement, respectively, were extended to June 1, 2027.

On January 23, 2026, the Issuer and Innoviva Sub entered into Amendment No. 1 to the Warrants, pursuant to which the expiration date of each Warrant was extended to January 26, 2031.

On January 23, 2026, the Issuer, Innoviva and Innoviva Sub entered into Amendment No. 2 to the Second A&R Voting Agreement, pursuant to which the definition of "Expiration Date" was amended and restated to mean the earlier of (i) January 26, 2031 or (ii) approval by the U.S. Food and Drug Administration of any product candidates of the Issuer for marketing and commercial distribution.

The foregoing descriptions of the terms of the (i) Fifth Amendment to Convertible Credit Agreement, (ii) the Fourth Amendment to July 2023 Credit Agreement, (iii) the Second Amendment to March 2024 Credit Agreement, (iv) the First Amendment to March 2025 Credit Agreement, (v) Amendment No. 1 to the Warrants and (vi) Amendment No. 2 to the Second A&R Voting Agreement do not purport to be complete and are qualified in their entirety by the full texts of such agreements, copies of which are filed as Exhibit 10.4, 10.3, 10.2, 10.1, 4.1 and 10.5, respectively, to the Issuer's Current Report on Form 8-K filed with the SEC on January 26, 2026

## Signatures
- Innoviva, Inc.: /s/ Pavel Raifeld, Pavel Raifeld, Chief Executive Officer (01/26/2026)
- Innoviva Strategic Opportunities LLC: /s/ Pavel Raifeld, Pavel Raifeld, Chief Executive Officer (01/26/2026)